UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               EQUITY OIL COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   294749-10-6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Asher B. Edelman                                       Todd J. Emmerman, Esq.
717 Fifth Avenue                                       c/o Rosenman & Colin LLP
New York, New York 10022                               575 Madison Avenue
(212) 371-7711                                         New York, New York  10022
                                                       (212) 940-8873
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 April 16, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 294749-10-6
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Edelman Value Partners, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            309,700 Shares
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        309,700 Shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      309,700 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.44%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 294749-10-6
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Edelman Value Fund, Ltd.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            403,200 Shares
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        403,200 Shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      403,200 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.18%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 294749-10-6
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Asher B. Edelman & Associates LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Turks and Caicos
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            403,200 Shares (comprised of shares owned by Edelman
  OWNED BY                       Value Fund, Ltd.)
    EACH                --------------------------------------------------------
  REPORTING       9     SOLE DISPOSITIVE POWER
   PERSON
    WITH
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        403,200 Shares (comprised of shares owned by Edelman Value Fund, Ltd.)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      403,200 Shares (comprised of shares owned by Edelman Value Fund, Ltd.)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.18%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 294749-10-6
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      A.B. Edelman Management Company, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            309,700 Shares (comprised of shares owned by Edelman
  OWNED BY              Value Partners, Ltd.)
    EACH                --------------------------------------------------------
  REPORTING       9     SOLE DISPOSITIVE POWER
   PERSON
    WITH
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        309,700 Shares (comprised of shares owned by Edelman Value Partners, Ltd.)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      309,700 Shares (comprised of shares owned by Edelman Value Partners, Ltd.)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.44%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 294749-10-6
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Asher B. Edelman
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            712,900 Shares (comprised of shares owned by Edelman
  OWNED BY              Value Partners, L.P. and shares owned by Edelman Value
    EACH                Fund, Ltd.)
  REPORTING             --------------------------------------------------------
   PERSON         9     SOLE DISPOSITIVE POWER
    WITH

                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        712,900 Shares (comprised of shares owned by Edelman Value Partners, L.P. and shares owned by Edelman Value Fund, Ltd.)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      712,900 Shares (comprised of shares owned by Edelman Value Partners, L.P. and shares owned by Edelman Value Fund, Ltd.)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.62%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

            This Amendment No. 2 is being filed by (i) Edelman Value Partners, L.P., a Delaware limited partnership ("Edelman Value Partners"), (ii) Edelman Value Fund, Ltd., a British Virgin Islands corporation ("Edelman Value Fund"),
(iii) A.B. Edelman Management Company, Inc., a New York corporation ("Edelman Management"), (iv) Asher B. Edelman & Associates LLC, a Turks and Caicos limited liability company ("Edelman Associates"), and (iv) Asher B. Edelman (such entities and individual are collectively referred to herein as the "Reporting Persons"), with respect to the Common Stock, par value $1.00 per share (the "Common Stock") of Equity Oil Company (the "Company"), a company organized and existing under the laws of the State of Colorado and amends the Schedule 13D ("Schedule 13D") filed on February 6, 2001, as amended by Amendment No. 1 filed on June 18, 2001, by the Reporting Persons. The address of the Company's principal executive offices is 10 West Broadway, Suite 806, Salt Lake City, Utah 84101. Capitalized terms herein which are not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

            Item 5(a) is hereby amended and restated as follows:

            The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person is based upon 12,687,061 shares of Common Stock outstanding as reported in the Company's quarterly report on Form 10-K for the period ended December 31, 2001.

            As of the close of business on April 16, 2002:

                  (i) Edelman Value Partners owns 309,700 shares of Common Stock which constitute approximately 2.44% of the shares of Common Stock outstanding;

                  (ii) Edelman Management owns no shares of Common Stock. As sole General Partner of Edelman Value Partners, Edelman Management may be deemed, by the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 309,700 shares of Common Stock owned by Edelman Value Partners. Such shares of Common Stock constitute approximately 2.44% of the shares of Common Stock outstanding;

                  (iii) Edelman Value Fund owns 403,200 shares of Common Stock which constitute approximately 3.18% of the shares of Common Stock outstanding;

                  (iv) Edelman Associates owns no shares of Common Stock. As Investment Manager of Edelman Value Fund, Edelman Associates may be deemed under the provisions of Rule 13D-3 of the Exchange Act Rules, to be the beneficial owner of the 403,200 shares of Common Stock owned by Edelman Value Fund. Such shares of Common Stock constitute approximately 3.18% of the shares of Common Stock outstanding.

                  (v) Asher B. Edelman owns no shares of Common Stock. As the President and sole Director of Edelman Management, which is the sole General Partner of Edelman Value Partners, and as the Managing Member of Edelman Associates, which is the Investment Manager of Edelman Value Fund, Mr. Edelman may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 309,700 shares of Common Stock owned by Edelman Value Partners and the 403,200 shares of Common Stock owned by Edelman Value Fund. Such shares of Common Stock, in the aggregate, constitute approximately 5.62% of the shares of Common Stock outstanding.

            Item 5(c) is hereby amended as follows:

            (c) Set forth below is a description of all transactions in shares of Common Stock that were effected during the past sixty days by any of the Reporting Persons.

            (i) The following transactions were effected on the open market:

                                                Purchase    Number       Price
         Entity                   Date           or Sale   of Shares   Per Share
         ------                   ----           -------   ---------   ---------

Edelman Value Partners LP        2/21/02            S        4,900     $1.70997
Edelman Value Fund Ltd.          2/25/02            S        7,750     $1.70447
Edelman Value Fund Ltd.          2/25/02            S        7,750     $1.70447
Edelman Value Partners LP        2/25/02            S        7,750     $1.70447
Edelman Value Fund Ltd.          2/26/02            S        5,000     $1.74997
Edelman Value Partners LP        2/26/02            S        5,000     $1.74997
Edelman Value Fund Ltd.          2/27/02            S        8,000     $1.74877
Edelman Value Partners LP        2/27/02            P          100     $1.85000
Edelman Value Partners LP         3/1/02            S        6,300     $1.74727
Edelman Value Partners LP         3/5/02            S        9,900     $1.74477
Edelman Value Partners LP         3/6/02            S        6,500     $1.76537
Edelman Value Partners LP         3/7/02            S       20,100     $1.81005
Edelman Value Partners LP         3/8/02            S        9,300     $1.82997
Edelman Value Partners LP        3/11/02            S       13,700     $1.88987
Edelman Value Fund Ltd.          3/11/02            S       14,000     $1.88987
Edelman Value Fund Ltd.          3/13/02            S        7,700     $1.99517
Edelman Value Fund Ltd.          3/14/02            S        7,000     $2.03857
Edelman Value Fund Ltd.          3/15/02            S          800     $2.01996
Edelman Value Fund Ltd.          3/18/02            S        4,200     $1.97997
Edelman Value Fund Ltd.          3/19/02            S        6,500     $2.06997
Edelman Value Fund Ltd.          3/28/02            S        8,000     $2.03247
Edelman Value Fund Ltd.           4/1/02            S       13,300     $ 2.0922
Edelman Value Partners LP         4/2/02            S        2,000     $  2.145
Edelman Value Partners LP         4/3/02            S        3,000     $   2.23
Edelman Value Fund Ltd.           4/4/02            S          100     $   2.14
Edelman Value Fund Ltd.           4/5/02            S          100     $   2.14
Edelman Value Partners LP         4/8/02            S        2,000     $   2.24
Edelman Value Partners LP         4/9/02            S        2,500     $   2.05
Edelman Value Partners LP        4/10/02            S          100     $   2.03
Edelman Value Partners LP        4/12/02            S        3,000     $      2
Edelman Value Partners LP        4/15/02            S        2,900     $ 1.9821
Edelman Value Fund Ltd.          4/16/02            S        2,900     $   2.14

                                    SIGNATURE

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2002


                                        /s/ Sebastiano Andina
                                        ----------------------------------------
                                        Sebastiano Andina, as attorney-in-fact
                                        for each of Asher B. Edelman, Edelman
                                        Value Partners, L.P., Edelman Value
                                        Fund, Ltd., Asher B. Edelman &
                                        Associates LLC and A.B. Edelman
                                        Management Company, Inc.